EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release September 8, 2010

Seabridge Gold Drilling Expands and Upgrades KSM Project

Toronto, Canada – Results from the 14 core holes drilled this summer at the Sulphurets deposit, part of Seabridge Gold’s 100% owned KSM Project, are likely to expand resources and upgrade resource classifications (see attached maps). This new data should allow for an increase in reserves in the updated Preliminary Feasibility Study (“PFS”) scheduled for early 2011.

Seabridge President Rudi Fronk commented that “this program was designed to upgrade 68 million tonnes of inferred resources within the proposed Sulphurets pit to the measured and indicated categories thereby making them eligible for reserves classification. The drill results suggest that we have probably achieved this objective. Furthermore, the drilling encountered new mineralization which could add to resources and lead to a larger pit design for the Sulphurets deposit.”

Drilling continues at the Iron Cap zone with the aim of establishing a resource for this new target (see our news release dated July 26, 2010).

Results of the 14 holes drilled at Sulphurets are as follows:

2010 Sulphurets Drill Hole Results

DRILL HOLE	DEPTH (meters)	FROM (meters)	To (meters)	Length (meters)	Au Grade (g/t)	Cu Grade (%)
S-10-16	351	121.0	185.0	64.0	0.60	0.13
		209.0	240.0	31.0	0.52	0.17
		333.0	343.0	10.0	0.58	0.05
S-10-17	390	188.6	210.0	21.4	0.69	0.29
		292.0	357.0	65.0	1.05	0.56
		385.0	390.0	5.0	1.18	0.05
S-10-18	271	31.0	111.0	80.0	0.65	0.34
		160.0	176.0	16.0	0.65	0.24
		208.0	271.6	63.6	0.85	0.03
S-10-19	276	19.0	228.0	209.0	0.70	0.08
		259.0	271.2	12.2	0.50	0.05
S-10-20	270	55.0	109.0	54.0	0.46	0.15
		236.0	252.0	16.0	1.57	0.26
S-10-21	432	22.0	97.0	75.0	0.30	0.26
		250.0	277.0	27.0	0.50	0.07
		293.0	360.4	67.4	0.67	0.66
S-10-22	369	177.6	246.0	68.4	0.64	0.58
S-10-23	531	235.6	304.0	68.4	0.44	0.17
		304.0	449.7	145.7	0.70	0.39
		507.0	531.0	24.0	0.73	0.08
S-10-24	351	68.0	118.0	50.0	1.07	0.14
		232.0	247.8	15.8	0.82	0.18
		272.0	349.0	77.0	0.55	0.16
S-10-25	300	6.5	206.0	199.5	0.56	0.06
S-10-26	399	130.0	145.0	15.0	0.56	0.05
		188.0	322.2	134.2	0.74	0.16
S-10-27	508	213.0	233.0	20.0	0.78	0.14
		352.0	372.0	20.0	0.54	0.06
		399.0	496.7	97.7	0.51	0.36
S-10-28	300	31.3	266.0	234.7	0.61	0.13
S-10-29	345	105.0	214.0	109.0	0.67	0.06
		284.0	330.3	46.3	0.42	0.06

Geologic descriptions of the 2010 Sulphurets drill holes are as follows:

S-10-16:  A 351 meter infill hole on the west end of the Sulphurets deposit, drilled at 135o azimuth and minus 75o inclination to confirm a strike extension of the Sulphurets deposit to the west below the current proposed pit limits and to convert inferred resource blocks to the measured and indicated category. The hole confirmed the presence of altered volcanic strata consistent with the lower part of the Sulphurets deposit. This hole is likely to upgrade inferred resources to higher categories and extend the pit limits.

S-10-17:  A 390 meter infill hole on the west end of the Sulphurets deposit drilled at 145o azimuth and minus 70o inclination to intercept the projection of two zones of gold and copper mineralization in the Sulphurets deposit that are currently classified as inferred resources. Both zones were intercepted in intense silica alteration with the upper zone narrower than predicted and the lower zone at the expected width with higher grades than predicted. Inferred resources are likely to be upgraded.

S-10-18:  Drilled in the west end of the Sulphurets deposit to a total depth of 271.6 meters at azimuth 145o and inclination of minus 70o. A portion of the designed Sulphurets pit that did not contain any resource blocks was targeted by this hole.  The continuation of ore zones from the east was confirmed in silicicly altered volcanic rocks, extending the gold and copper zones farther west than previously modeled. This hole is likely to add to resources.

S-10-19:  A 276 meter infill hole at azimuth 145o and inclination of minus 70o into the west end of the Sulphurets deposit to target blocks of inferred resources. Alternating sedimentary and volcanic rocks were encountered with intense silica alteration and abundant quartz veins with sulfide minerals. This hole yielded higher gold and copper grades than predicted and should upgrade these resources from inferred to higher categories.

S-10-20:  A 270 meter hole drilled on the west end of the Sulphurets deposit at azimuth 145o and inclination of minus 70o.  The planned Sulphurets pit is currently limited in this area because of a large zone of inferred resource blocks which this hole was designed to upgrade. Sedimentary rocks interleaved with intrusions and volcanic rocks make up the sulfide and silica rich portions of this hole. Although the mineral zones were extended into this area, the intrusions may have been emplaced after the gold and copper mineralization, reducing the width of the zones. This hole is likely to upgrade inferred resources to higher categories and extend the pit limits.

S-10-21:  A 432 meter vertical hole into the central part of the Sulphurets deposit to fill in an interval of inferred blocks above the main Sulphurets deposit, test the Main Copper zone above the Sulphurets Thrust Fault and provide geotechnical measurements for pit slope engineering. The porphyritic monzonite and hornfelsed rocks characteristic of the Main Copper target contained gold and copper grades higher than expected. In the upper zone of the Sulphurets deposit the projected intervals were encountered but contained lower grades than predicted; the lower Sulphurets zone was narrower but higher grade than predicted. Inferred resources are likely to be upgraded.

S-10-22:  In the central part of Sulphurets this 369 meter hole was drilled at azimuth 325o and minus 80o inclination to target inferred resource blocks within the main Sulphurets deposit. Although the 68 meter width on the zone was narrower than expected, gold grades were in line with expectations while copper grades were substantially higher than the model. Inferred resources are likely to be upgraded.

S-10-23:  A test of the deeper parts of the western limits of the Sulphurets deposits. This 531 meter hole was drilled at azimuth 145o and inclination of minus 70o to provide resource information beyond the western limit of the Sulphurets deposit, but within the designed pit shell. Three expected mineral zones were encountered with gold and copper grades typical of the Sulphurets deposit.  Both the resource and reserve estimates should be expanded by these results.

S-10-24:  A 351 meter hole drilled beyond the previous western limits of the Sulphurets deposit at azimuth 145o and minus 70o inclination to test the gap between the Sulphurets deposit and the Canyon target, which are thought to be a continuous zone separated by lack of drilling. An extensive section of altered sedimentary rock was encountered in this drill hole with intense silicic alteration and abundant sulfide minerals. Results in this hole demonstrate the continuity between Sulphurets and Canyon zones and should increase resources and extend the planned Sulphurets pit.

S-10-25:  Drilled 303 meters at azimuth 145o and inclination of minus 70o between the Sulphurets and Canyon zones to fill in the gap between these two targets. Sulfide-bearing and intensely altered volcanic and sedimentary rocks were again intersected in this drill hole. Results continue to confirm the continuity of the Sulphurets and Canyon zones.

S-10-26: A 399 meter hole on the eastern margin of the Canyon zone at 145o azimuth and inclination of minus 70o to expand the western limits of the Canyon zone and support the interpretation of continuity with the Sulphurets deposit.  Abundant sulfide minerals and alteration correlate with the projection of the Canyon zone. Results will expand the Canyon target and eliminate the unclassified gap with the Sulphurets deposit.

S-10-27:  A 508 meter hole in the southwest part of the Sulphurets deposit drilled at azimuth 025o and inclination of minus 70o to provide geotechnical measurements for the north side of the Sulphurets pit design.  The upper mineral zones in this hole contain lower gold and copper grades than anticipated but this is well outside of the pit limits.  The lower mineral zone contains gold and copper grade as expected.

S-10-28:  A 300 meter down dip off-set on the Canyon zone drilled at azimuth 145o and inclination of minus 70o to expand the projected dip of the Canyon zone and demonstrate that its scale and continuity is consistent with the  Sulphurets deposit.  Abundant quartz-sulfide veins are characteristic of this hole, with the most intense veining on the projection of the Canyon mineral zone.  Results are consistent with Sulphurets grades and should expand this deposit.

S-10-29:  This 345 meter hole to the southwest of the Canyon zone at azimuth 145o and inclination of minus 70o tested the dip projection of the Canyon zone. Volcanic rocks predominate this hole with massive sulfide veins encountered within the projected Canyon zone interval.  Broader than anticipated gold-copper intervals where encountered  in this hole at grades typical of the Sulphurets deposit. Results from this hole demonstrate that the deposit is open along the southwest strike and down dip.

The above reported drill holes, with the exception of S-10-21 and S-10-27, were designed to intersect the true width of the Sulphurets deposit.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project (see news release dated March 31, 2010 for details) using a gold price of US$850 per ounce, a copper price of US$2.25 per pound are as follows:

KSM Proven and Probable Reserves

Zone	Reserve Category	Tonnes (millions)	In Situ Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

N
IRON CAP ZONE (approx.)
Reserve/Resource Estimation
In Progress
MITCHELL ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
1,335M t @ 0.61g/t Au, 0.16% Cu
(26.3M oz Au, 4,823M lb Cu)
SULPHURETS ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
142.2M t @ 0.61g/t Au, 0.28% Cu
(2.8M oz Au, 883M lb Cu)
SULPHURETS ZONE
DETAIL MAP
KERR ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
125.1M t @ 0.28g/t Au, 0.48% Cu
(1.1M oz Au, 1,319M lb Cu)
PFS OPEN PIT LIMITS
0
1
2
kilometers

KSM PROJECT LOCATION MAP SEPT. 6, 2010

SEABRIDGE GOLD

SULPHURETS ZONE 2010 DRILL HOLE ASSAY COMPOSITES – Sept. 6, 2010

Projection to Surface of Sulphurets Zone Reserve and Resource
LIMITS OF PROPOSED SULPHURETS ZONE OPEN PIT (Mar 2010)
CANYON ZONE
S-10-16
S-10-17
S-10-18
S-10-19
S-10-20
S-10-21
S-10-22
S-10-23
S-10-24
S-10-25
S-10-26
S-10-27
S-10-28
S-10-29
0.64g/t Au, 0.58% Cu / 68.4m
0.50g/t Au, 0.07% Cu / 27m
0.67g/t Au, 0.66% Cu / 67.4m
0.51g/t Au, 0.36% Cu / 97.7m
0.54g/t Au, 0.06% Cu / 20m
0.78g/t Au, 0.14% Cu / 20m
0.70g/t Au, 0.39% Cu / 145.7m
0.73g/t Au, 0.08% Cu / 24m
0.60g/t Au, 0.13% Cu / 64m
0.52g/t Au, 0.17% Cu / 31m
1.07g/t Au, 0.01% Cu / 50m
0.55g/t Au, 0.16% Cu / 77m
0.46g/t Au, 0.15% Cu / 54m
1.57g/t Au, 0.26% Cu / 16m
0.69g/t Au, 0.29% Cu / 21.4m
1.05g/t Au, 0.56% Cu / 65m
0.65g/t Au, 0.34% Cu / 80m
0.85g/t Au, 0.03% Cu / 63.6m
0.70g/t Au, 0.08% Cu / 209m
0.50g/t Au, 0.05% Cu / 12.2m
0.56g/t Au, 0.06% Cu / 199.5m
0.74g/t Au, 0.16% Cu / 134.2m
0.61g/t Au, 0.13% Cu / 234.7m
0.67g/t Au, 0.06% Cu / 109m
1600
1400
1200
1100
1000
900
800
0
100
200
meters
SEABRIDGE GOLD